UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 4)*

NEXTNAV INC.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

65345N 106
(CUSIP Number)

Benjamin S. Lewis C/O COLUMBIA CAPITAL 204 SOUTH UNION STREET ALEXANDRIA, VA 22314 703-519-2000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

December 4, 2024 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65345N 106	SCHEDULE 13D/A

1		NAMES OF REPORTING PERSONS

Columbia Capital Employee Investors IV, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

None
6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

57,083

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

57,083

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

57,083

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.04%(1)

14		TYPE OF REPORTING PERSON (See Instructions)

PN

(1)
 The percentage used herein and in the rest of this Schedule 13D/A is calculated based upon 128,864,792 shares of the Issuer’s common stock, par value $0.0001 per share (“Common Stock”), outstanding as of November 8, 2024, as reported on the Issuer’s Form 10-Q for the fiscal quarter ended September 30, 2024, filed on November 13, 2024.

CUSIP No. 65345N 106	SCHEDULE 13D/A

1		NAMES OF REPORTING PERSONS

Columbia Capital Equity Partners IV (QPCO), L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

None
6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

695,193

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

695,193

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

695,193

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.54%(1)

14		TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP No. 65345N 106	SCHEDULE 13D/A

1		NAMES OF REPORTING PERSONS

Columbia Capital Equity Partners IV (ECI), LTD

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

None
6		CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

5,650,654

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

5,650,654

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,650,654

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.38%(1)

14		TYPE OF REPORTING PERSON (See Instructions)

OO

CUSIP No. 65345N 106	SCHEDULE 13D/A

1		NAMES OF REPORTING PERSONS

Columbia Capital Equity Partners IV (QP), L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

None
6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

5,650,654

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

5,650,654

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,650,654

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.38%(1)

14		TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP No. 65345N 106	SCHEDULE 13D/A

1		NAMES OF REPORTING PERSONS

Columbia Capital Equity Partners IV, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

None
6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

6,345,847

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

6,345,847

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,345,847

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.92%(1)

14		TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP No. 65345N 106	SCHEDULE 13D/A

1		NAMES OF REPORTING PERSONS

Columbia Capital IV, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

None
6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

6,402,930

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

6,402,930

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,402,930

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.97%(1)

14		TYPE OF REPORTING PERSON (See Instructions)

OO

CUSIP No. 65345N 106	SCHEDULE 13D/A

1		NAMES OF REPORTING PERSONS

James B. Fleming, Jr.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

None
6		CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

6,402,930

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

6,402,930

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,402,930

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.97%(1)

14		TYPE OF REPORTING PERSON (See Instructions)

IN

EXPLANATORY NOTE

This Amendment No. 4 (“Amendment  No. 4”) to Schedule 13D relates to the common stock, $0.0001 par value per share (the “Common Stock”), of NextNav Inc. (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed on November 8, 2021, as amended and supplemented by Amendment No. 1 to Schedule 13D filed on January 30, 2023, Amendment No. 2 to Schedule 13D filed on March 14, 2024 and Amendment No. 3 to Schedule 13D filed on November 14, 2024 (as previously amended, the “Prior Schedule 13D”). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Prior Schedule 13D. Capitalized terms used but not defined in this Amendment No. 4 shall have the same meanings ascribed to them in the Prior Scheduled 13D.
This Amendment No. 4 is being filed to reflect the update to the aggregate percentage of Common Stock owned by the Reporting Persons due to the transactions described in Item 5(c), resulting in a decrease of over one percent (1%) in the aggregate percentage ownership reported by CCIV, CCEI IV and Mr. Fleming.  Additionally, as a result of the transactions reported herein, as of December 5, 2024, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.
Item 5. Interest in Securities of the Issuer
Items 5(a) and (b):
Items 5(a) – (b) are hereby amended and restated to read as follows:
The responses of each of the Reporting Persons with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons to this Amendment No. 4 to Schedule 13D are incorporated herein by reference.
Each of the Reporting Persons expressly disclaims beneficial ownership of all of the shares of Common Stock included in this Amendment No. 4, other than the shares of Class A Common Stock held of record by such Reporting Person, and the filing of this Schedule 13D/A shall not be construed as an admission that any such person is, for the purposes of sections 13(d) or 13(g) of the Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Amendment No. 4.

Item 5(c):
Items 5(c) is hereby amended and restated to read as follows:
The Reporting Persons effected the following transactions in the Common Stock on the dates indicated and such transactions are the only transactions in the Common Stock by the Reporting Persons in the sixty (60) days preceding the date of this Amendment No. 4, or since the most recent filing of Schedule 13D by the Reporting Persons, whichever is less. Except as otherwise noted below, all such transactions were sales of Common Stock effected in the open market.

Reporting Person	Trade Date	Buy/Sell	Shares	Price per Share ($)*	Low Price ($)	High Price ($)
CCEP IV (QPCO)	11/18/2024	Sell	21,716	14.53	14.25	14.95
CCEI IV	11/18/2024	Sell	1,784	14.53	14.25	14.95
CCEP IV (ECI) & CCEP IV (QP)	11/18/2024	Sell	176,500	14.53	14.25	14.95
CCEP IV (QPCO)	11/19/2024	Sell	21,716	15.58	15.42	15.71
CCEI IV	11/19/2024	Sell	1,784	15.58	15.42	15.71
CCEP IV (ECI) & CCEP IV (QP)	11/19/2024	Sell	176,500	15.58	15.42	15.71
CCEP IV (QPCO)	11/20/2024	Sell	10,254	16.14	16.00	16.38
CCEI IV	11/20/2024	Sell	842	16.14	16.00	16.38
CCEP IV (ECI) & CCEP IV (QP)	11/20/2024	Sell	83,335	16.14	16.00	16.38
CCEP IV (QPCO)	11/21/2024	Sell	21,716	15.53	15.40	15.65
CCEI IV	11/21/2024	Sell	1,784	15.53	15.40	15.65
CCEP IV (ECI) & CCEP IV (QP)	11/21/2024	Sell	176,500	15.53	15.40	15.65
CCEP IV (QPCO)	11/22/2024	Sell	15,068	15.83	15.59	16.14
CCEI IV	11/22/2024	Sell	1,238	15.83	15.59	16.14
CCEP IV (ECI) & CCEP IV (QP)	11/22/2024	Sell	122,469	15.83	15.59	16.14
CCEP IV (QPCO)	11/25/2024	Sell	10,858	15.75	15.70	15.87
CCEI IV	11/25/2024	Sell	892	15.75	15.70	15.87
CCEP IV (ECI) & CCEP IV (QP)	11/25/2024	Sell	88,250	15.75	15.70	15.87
CCEP IV (QPCO)	11/26/2024	Sell	10,858	16.65	16.02	16.86
CCEI IV	11/26/2024	Sell	892	16.65	16.02	16.86
CCEP IV (ECI) & CCEP IV (QP)	11/26/2024	Sell	88,250	16.65	16.02	16.86
CCEP IV (QPCO)	11/27/2024	Sell	10,858	16.77	16.50	16.97
CCEI IV	11/27/2024	Sell	892	16.77	16.50	16.97
CCEP IV (ECI) & CCEP IV (QP)	11/27/2024	Sell	88,250	16.77	16.50	16.97
CCEP IV (QPCO)	11/29/2024	Sell	4,993	17.89	17.79	17.95
CCEI IV	11/29/2024	Sell	410	17.89	17.79	17.95
CCEP IV (ECI) & CCEP IV (QP)	11/29/2024	Sell	40,582	17.89	17.79	17.95
CCEP IV (QPCO)	12/2/2024	Sell	3,082	17.45	17.30	17.60
CCEI IV	12/2/2024	Sell	280	17.45	17.30	17.60
CCEP IV (ECI) & CCEP IV (QP)	12/2/2024	Sell	24,653	17.45	17.30	17.60
CCEP IV (QPCO)	12/4/2024	Sell	16,204	16.87	16.64	17.19
CCEI IV	12/4/2024	Sell	1,331	16.87	16.64	17.19
CCEP IV (ECI) & CCEP IV (QP)	12/4/2024	Sell	131,696	16.87	16.64	17.19
CCEP IV (QPCO)	12/5/2024	Sell	5,429	17.06	17.00	17.29
CCEI IV	12/5/2024	Sell	446	17.06	17.00	17.29
CCEP IV (ECI) & CCEP IV (QP)	12/5/2024	Sell	44,125	17.06	17.00	17.29
CCEP IV (QPCO)	12/6/2024	Sell	2,421	17.10	17.00	17.15
CCEI IV	12/6/2024	Sell	199	17.10	17.00	17.15
CCEP IV (ECI) & CCEP IV (QP)	12/6/2024	Sell	19,680	17.10	17.00	17.15

*
 The Price Per Share reported above is a weighted average price. The shares were sold in multiple transactions at a range of prices as reflected in the table above. Upon request, the Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the SEC full information regarding the shares sold at each separate price within the ranges set forth above.

Item 5(e):

Items 5(e) is hereby amended and restated to read as follows:
On December 5, 2024, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.

SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated: December 6, 2024

Columbia Capital Employee Investors IV, L.P.

By:	Columbia Capital IV, LLC
Its:	General Partner

By:	/s/ Benjamin S. Lewis
Name:	Benjamin S. Lewis
Title:	Chief Operating Officer

Columbia Capital Equity Partners IV, L.P.

By:	Columbia Capital IV, LLC
Its:	General Partner

By:	/s/ Benjamin S. Lewis
Name:	Benjamin S. Lewis
Title:	Chief Operating Officer

Columbia Capital Equity Partners IV (QPCO), L.P.

By:	Columbia Capital Equity Partners IV, L.P.
Its:	General Partner

By:	Columbia Capital IV, LLC
Its:	General Partner

By:	/s/ Benjamin S. Lewis
Name:	Benjamin S. Lewis
Title:	Chief Operating Officer

Columbia Capital Equity Partners IV (QP), L.P.

By:	Columbia Capital Equity Partners IV, L.P.
Its:	General Partner

By:	Columbia Capital IV, LLC
Its:	General Partner

By:	/s/ Benjamin S. Lewis
Name:	Benjamin S. Lewis
Title:	Chief Operating Officer

Columbia Capital Equity Partners IV (ECI), LTD

By:	Columbia Capital Equity Partners IV (QP), L.P.
Its:	Sole Shareholder

By:	Columbia Capital Equity Partners IV, L.P.
Its:	General Partner

By:	Columbia Capital IV, LLC
Its:	General Partner

By:	/s/ Benjamin S. Lewis
Name:	Benjamin S. Lewis
Title:	Chief Operating Officer

Columbia Capital IV, LLC

By:	/s/ Benjamin S. Lewis
Name:	Benjamin S. Lewis
Title:	Chief Operating Officer

James B. Fleming

By:	/s/ James B. Fleming